SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHARLOTTE RUSSE HOLDING, INC.

(Name of Subject Company (Issuer))

ADVENT CR, INC. (Name of Filing Person – Offeror)

ADVENT CR HOLDINGS, INC. (Name of Filing Person – Other)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

161048103

(CUSIP Number of Class of Securities)

Advent CR, Inc.

Advent CR Holdings, Inc.

75 State Street, 29th Floor

Boston, MA 02109

Attention: Steve Collins

Tel: 617-951-9400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Filing Persons)

Copy to:

Weil, Gotshal & Manges LLP

100 Federal Street, 34th Floor

Boston, MA 02110

Attention: Marilyn French, Esq.

Tel: 617-772-8300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐

Check the box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

2

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Advent CR, Inc., (the “Purchaser”), a wholly-owned subsidiary of Advent CR Holdings, Inc. (the “Parent”), for all of the outstanding common stock, including the associated preferred stock purchase rights, of Charlotte Russe Holding, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated August 24, 2009, among the Parent, the Purchaser and the Company.

This filing and the attached exhibit are not an offer to purchase or a solicitation of an offer to sell securities. The planned tender offer for the outstanding shares of the Company’s common stock and the associated preferred stock purchase rights described in this filing has not commenced. At the time the planned tender offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec,gov.

Exhibit Index

Exhibit	Description
99.1	Press Release, dated August 24, 2009

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